FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company with Authorized Capital
CNPJ/MF: 47.508.411/0001-56
NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD” or “Company”), pursuant to Law no. 6404/76 and CVM Rule 358/02, in addition to the Notices of Material Fact released on February 18th, March 7th and July 26th, 2016, hereby informs its shareholders and the market that it was informed, through the CVM Notice No. 15/2017/CVM/SEP/GEA-5 received yesterday, that the Board of Commissioners of the Brazilian Securities and Exchange Commission (CVM) issued its decision accepting the appeal presented by the Company against the decision of CVM’s Office of Public Company Supervision (SEP) which determined the restatement of the Company’s financial statements and DFP (year-end information) and ITR (quarterly information) forms for the fiscal years of 2013 and onwards. The CVM also informed that the Office of Public Company Supervision (SEP) will file a request for reconsideration of the decision of the Board of Commissioners, pursuant to paragraph IX of the CVM Resolution nº 463/03. The Company will keep its shareholders and the market duly informed on this subject.

São Paulo, January 26, 2017.

DANIELA SABBAG
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 26, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.